Exhibit 3.2

                            ARTICLES OF INCORPORATION

                                       OF

                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.


     FIRST: The name of the corporation (hereinafter referred to as "the corporation") is: INNOVATIVE SOFTWARE TECHNOLOGIES, INC.

     SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

     THIRD:   The  name  and  address  in  the  State  of   California  of  this
corporation's  initial agent for service of process is:

                      MARIO SAPO27306 N. Sara Street, #201
                        Canyon Country California 91351

     FOURTH: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

     FIVE: The total number of shares of stock which the corporation shall have the authority to issue 125,000,000 consisting of 100,000,000 shares of Common Stock, $0.001 par value share ("Common Stock"), and 25,000,00 shares of Preferred Stock, having no par value per share (the Preferred Stock).

     Dividends may be paid upon the Common Stock as and when declared by the Board of Directors of the Corporation out of any funds legally available therefore. The rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock will later be determined by the board of directors.